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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                           Air T, Inc.
                        (Name of Issuer)

             Common Stock, $.25 par value per share
                 (Title of Class of Securities)


                            009224304
                         (CUSIP Number)


                          Walter Clark
                        3524 Airport Road
                  Maiden, North Carolina 28650
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         October 8, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box .

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                          SCHEDULE 13D

CUSIP NO. 009224304                 Page 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Estate of David Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     OO

5    CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF   7    SOLE VOTING POWER
SHARES
BENEFICIA
LLY
OWNED BY
EACH
REPORTING
PERSON           0
WITH
            8    SHARED VOTING POWER

                 102,000

            9    SOLE DISPOSITVE POWER

                 0

            10   SHARED DISPOSTIVE POWER

                 102,000

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     102,000

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%

14   TYPE OF REPORTING PERSON*

     00
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                          SCHEDULE 13D

CUSIP NO. 009224304                 Page 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Walter Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     OO, PF

5    CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF   7    SOLE VOTING POWER
SHARES
BENEFICIA
LLY
OWNED BY
EACH
REPORTING
PERSON           60,922
WITH
            8    SHARED VOTING POWER

                 102,000

            9    SOLE DISPOSITVE POWER

                 60,922

            10   SHARED DISPOSTIVE POWER

                 102,000

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     162,922

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

14   TYPE OF REPORTING PERSON*

     IN
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                          SCHEDULE 13D

CUSIP NO. 009224304                 Page 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caroline Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     OO

5    CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF   7    SOLE VOTING POWER
SHARES
BENEFICIA
LLY
OWNED BY
EACH
REPORTING
PERSON           3,222
WITH
            8    SHARED VOTING POWER

                 102,000

            9    SOLE DISPOSITVE POWER

                 3,222

            10   SHARED DISPOSTIVE POWER

                 102,000

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     105,222

12   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

14   TYPE OF REPORTING PERSON*

     IN
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Preliminary Note

     This Amendment No. 3 on Schedule 13D/A (this "Amendment") amends the statement of beneficial ownership on Schedule 13D (as amended, the "Statement") filed by the Estate of David Clark and by Walter Clark and Caroline Clark, the executors of the Estate of David Clark (the "Reporting Persons"), as amended by Amendment No. 1 thereto dated August 4, 2004 and Amendment No. 2 thereto dated October 4, 2004, with respect to the common stock, $.25 par value per share ("Common Stock"), of Air T, Inc. This Amendment reports recent transactions in the Common Stock by the Reporting Persons and that Caroline Clark and the Estate of David Clark have ceased to beneficially own more than five percent of the outstanding shares of Common Stock. This Amendment amends and restates each item included in the Statement to the extent information in that item has changed.

Item 5.   Interest in Securities of the Issuer.

     (a) Each of the Reporting Persons may be deemed to beneficially own the 102,000 shares of Common Stock held by the Estate. On the basis of 2,708,334 shares of Common Stock outstanding on the date hereof, the 102,000 shares of Common Stock held by the Estate constitute 3.8% of the outstanding shares of Common Stock. Caroline Clark may be deemed to own 105,222 shares of Common
Stock, or 3.9% of the outstanding shares of Common Stock. Walter Clark may be deemed to own 162,922 shares of Common Stock, or 6.0% of the outstanding shares of Common Stock.

(b) The following table sets forth, with respect to each of the Filing Persons the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.
                            Sole       Shared      Sole       Shared
 Reporting Person         Voting       Voting  Power to     Power to
                           Power        Power   Dispose      Dispose

The Estate of David Clark      0      102,000         0      102,000

Walter Clark              60,922      102,000    60,922      102,000

Caroline Clark             3,222      102,000     3,222      102,000


     (c)  On October 8, 2004, the Estate of David Clark sold
93,000 shares of Common Stock in market transactions as follows:
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    Number of Shares sold       Price Per Share

           925                   $27.80
           75                    $27.81
           4,050                 $27.90
           200                   $27.91
           1,100                 $27.93
           50                    $27.96
           1,400                 $28.00
           200                   $28.05
           3,690                 $28.50
           450                   $28.51
           200                   $28.52
           32                    $28.53
           7,050                 $28.60
           4,952                 $28.61
           350                   $28.62
           6,578                 $28.65
           1,881                 $28.85
           600                   $28.86
           100                   $28.89
           2,117                 $29.00
           4,337                 $29.20
           2,800                 $29.21
           94                    $29.22
           2,000                 $29.26
           600                   $29.30
           1,000                 $29.32
           1,000                 $29.37
           3,000                 $29.38
           1,200                 $29.40
           80                    $29.42
           400                   $29.44
           2,994                 $29.45
           6                     $29.49
           1,400                 $29.60
           920                   $29.70
           1,500                 $30.12
           1,169                 $30.25
           400                   $30.26
           500                   $30.27
           5,700                 $30.30
           200                   $30.31
           1,000                 $30.32
           3,000                 $30.35
           2,100                 $30.36
           1,045                 $30.37
           2,255                 $30.40
           10,800                $30.45
           1,000                 $30.50
           200                   $30.51
           2,000                 $30.52
           100                   $30.55
           100                   $30.70
           2,000                 $30.71
           100                   $30.75
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     On November 17, 2004, the Estate of David Clark sold 105,000 shares of Common Stock in market transactions as follows:

    Number of Shares sold    Price Per Share

           9,900                 $23.00
           5,000                 $23.25
           1,900                 $23.36
           200                   $23.37
           3,900                 $23.40
           5,900                 $23.45
           10,796                $23.50
           5,000                 $23.53
           700                   $23.57
           600                   $23.58
           6,100                 $23.60
           4                     $23.63
           4,500                 $23.64
           450                   $23.66
           5,000                 $23.67
           400                   $23.70
           2,600                 $23.75
           5,500                 $23.76
           100                   $23.83
           4,400                 $23.84
           10,000                $24.00
           500                   $24.15
           600                   $24.50
           5,000                 $24.78
           2,000                 $24.80
           5,000                 $24.88
           50                    $24.90
           4,900                 $25.00
           1,000                 $25.50
           1,700                 $26.27
           300                   $26.28
           1,000                 $26.37
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On November 10, 2004, Walter Clark exercised options to acquire
50,000 shares of common stock at an exercise price of $3.19 per share. Mr. Clark used his personal funds to pay the exercise price.

     (d) The information set forth in Items 4 and 6 is incorporated by reference herein.

     (e)  On November 17, 2004, Caroline Clark and the Estate of
David Clark ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  December 9, 2004          /s/ Walter Clark
                              Walter Clark, individually and as
                              Executor of the Estate of David
                              Clark


Date:  December 9, 2004          /s/ Caroline Clark
                              Caroline Clark, individually and as
                              Executor of the Estate of David
                              Clark


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